                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                  For the fiscal year ended: December 31, 2000



                         Commission file number: 0-25066



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               401(k) SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OWOSSO CORPORATION
                               THE TRIAD BUILDING
                           2200 RENAISSANCE BOULEVARD
                                    SUITE 150
                            KING OF PRUSSIA, PA 19406

     Owosso Corporation
     401(k) Savings Plan

     Financial Statements as of and for the Years
     Ended December 31, 2000 and 1999,
     Supplemental Schedule as of December 31, 2000 and Independent Auditors' Report

OWOSSO CORPORATION 401(K) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                                           2

   Statements of Changes in Net Assets Available for Benefits                                3

   Notes to Financial Statements                                                            4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 -

   Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes                    10

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Owosso Corporation 401(k) Savings Plan
King of Prussia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Owosso Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 14, 2001

OWOSSO CORPORATION 401(k) savings plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                            2000                1999

ASSETS:
  Investments:
    At fair value:
      Cash                                                                                   $        95
      Mutual funds                                                       $ 2,864,948           3,283,881
      Owosso Common stock                                                    106,192             221,502
      Participant loans                                                      525,946             310,527
      Common/collective funds                                              4,660,319           4,681,050

    At contract value:
      Investment Contract Fund                                             1,567,159           1,737,135
                                                                         -----------         -----------
           Total investments                                               9,724,564          10,234,190
                                                                         -----------         -----------

  Contributions receivable:
    Participants                                                              58,522              29,710
    Employer                                                                 742,412             814,128
                                                                         -----------         -----------

           Total contributions receivable                                    800,934             843,838
                                                                         -----------         -----------

           Total assets                                                   10,525,498          11,078,028
                                                                         -----------         -----------

LIABILITIES -
  Accounts payable                                                               340
                                                                         -----------         -----------

           Total liabilities                                                     340
                                                                         -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS                                        $10,525,158         $11,078,028
                                                                         ===========         ===========


See notes to financial statements.

OWOSSO CORPORATION 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                2000                     1999
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                               $ 11,078,028              $  8,764,437
                                                            ------------              ------------

ADDITIONS:
  Contributions:
    Rollovers                                                     31,445                   145,345
    Employees                                                  1,218,338                 1,272,106
    Employer                                                   1,178,547                 1,225,325
  Interest and dividend income                                   329,335                   324,481
  Transfers from other plans                                                               389,917
  Net appreciation in fair value of investments                                            399,708
                                                            ------------              ------------

           Total additions                                     2,757,665                 3,756,882
                                                            ------------              ------------

DEDUCTIONS:
  Distribution of benefits to participants                    (2,412,831)               (1,434,375)
  Net depreciation in fair value of investments                 (889,549)
  Other                                                           (8,155)                   (8,916)
                                                            ------------              ------------

           Total deductions                                   (3,310,535)               (1,443,291)
                                                            ------------              ------------

(DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                        (552,870)                2,313,591
                                                            ------------              ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                     $ 10,525,158              $ 11,078,028
                                                            ============              ============


See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Owosso Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a. General - The Plan is sponsored by Owosso Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. Participation - Employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

     c. Contributions - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 2000 and 1999, each employee's pre-tax contributions were limited to $10,500 and $10,000, respectively. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each Plan year. For the years ended December 31, 2000 and 1999, this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such Plan year, which contribution shall be reduced by amounts forfeited from the accounts of participants.

     d. Participant Accounts - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock. The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively. The following funds, as described by the prospectus of each fund, were available during 2000 and 1999:

         Owosso Stock Fund - Invests in common stock of Owosso Corporation.

         PNC Investment Contract Fund - Invests in contracts issued by insurance companies and banks with the goal of generating interest income returns above the rates earned by money market funds while generally maintaining a stable principal value.

         Blackrock Large Cap Value Equity Portfolio - Invests in stocks whose prices are considered low relative to the stocks' earnings potential.

         PNC Balanced Profile Fund - Invests in a diversified portfolio of equity securities and fixed income portfolios with reasonable value and above average potential for dividend and earnings growth.

         PNC Moderate Profile Fund - Invests in mutual fund portfolios and diversified equity portfolios with reasonable value and above average potential for dividend and earnings growth.

         Fidelity Advisor Growth Opportunities Fund - Invests in traditional growth stocks, with the goal of long-term capital growth.

         PNC Aggressive Profile Fund - Invests in mutual fund portfolios of the Blackrock Funds.

         Blackrock Intermediate Term Bond Portfolio - Invests in investment grade fixed income securities within an intermediate (5 to 10 year) maturity range.

         Blackrock Mid-Cap Growth Equity Portfolio - Invests in mid-cap stocks that seem to exhibit growth rate prospects in excess of the average for the benchmark.

         Blackrock Small Cap Value Equity Portfolio - Invests in small cap stocks with prices relative to earnings and book value that are below average and have a market capitalization below $1 billion.

         Janus Enterprise Fund - Primarily invests in common stocks selected for growth potential, typically invests at least 50% of its equity assets in medium-sized companies.

         Janus Fund - Primarily invests in common stocks of larger, more established companies selected for growth potential.

         Janus Olympus - Primarily invests in common stocks of companies of any size selected for growth potential.

         Janus Worldwide - Primarily invests in common stocks of companies of any size throughout the world.

     e. Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. A participant has a vested interest in his/her Matching Contribution Account, Supplemental Contribution Account and Merged Account, in accordance with the following schedule based on participant's years of service. A participant earns one year of vesting service for each Plan year in which such participant completes 1,000 hours of service, as defined by the Plan.



                                                           Vesting
         Years of Service                                 Percentage

         Less than one year                                    0 %
         One but less than two                                10
         Two but less than three                              20
         Three but less than four                             30
         Four but less than five                              40
         Five but less than six                               60
         Six but less than seven                              80
         Seven or more                                       100


         The Company's contributions become fully vested if the participant's employment terminates due to death, disability or retirement.

     f. Benefits - Benefits are determined by the vested balance of the employee's account, which is based on the amount of the employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

     g. Loans - Participants may borrow from their fund accounts for a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment fund and the loan fund. Terms of repayment shall not exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, adjusted from time to time by the plan administrator. Principal and interest are paid through periodic payroll deductions. Loans outstanding at December 31, 2000 and 1999 totaled $525,946 and $310,527, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value, which is measured by actual market quotes. Net appreciation or depreciation in the fair value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specific identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from the estimates.

     Valuation of Loans to Participants - The loans to participants are valued at cost plus accrued interest which approximates fair value.

     Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company as provided by the Plan document.

3.   INVESTMENTS

     The following table presents investments at fair value, except for its benefit-responsive investment contract fund, which is stated at contract value (see Note 5). Investments that exceed 5% or more of the Plan's assets are separately identified:



Description of Asset                                                         2000                1999

Mutual Funds:
  Blackrock Large Cap Value Equity Portfolio                                                  $  874,082
  Blackrock Intermediate Term Bond Portfolio                             $   351,234             481,806
  Blackrock Mid-Cap Growth Equity Portfolio                                   39,461
  Blackrock Small Cap Value Equity Portfolio                                 202,603             134,964
  Janus Enterprise Fund                                                       56,803
  Janus Fund                                                                 163,294
  Janus Olympus                                                               53,503
  Janus Worldwide                                                             26,093
  Fidelity Advisor Growth Opportunities Fund *                             1,971,957           1,793,029
                                                                          ----------          ----------

           Total Mutual Funds                                              2,864,948           3,283,881
                                                                          ----------          ----------
Common/Collective Funds:
  PNC Aggressive Profile Fund                                                371,044             244,920
  PNC Balanced Profile Fund *                                              2,187,011           2,241,221
  PNC Moderate Profile Fund *                                              2,102,264           2,194,909
                                                                          ----------          ----------
           Total Common/Collective Funds                                   4,660,319           4,681,050
                                                                          ----------          ----------

Other:
  Cash                                                                                                95
  PNC Investment Contract Fund *                                           1,567,159           1,737,135
  Participant loans *                                                        525,946             310,527
  Owosso Stock Fund                                                          106,192             221,502
                                                                          ----------         -----------
Total Investments                                                        $ 9,724,564         $10,234,190
                                                                         ===========         ===========

*Represents investments exceeding 5% of assets in 2000 and/or 1999.

4.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(889,549) and $399,708, respectively, as follows:


                                                                                    Year Ended December 31,
                                                                                  --------------------------
                                                                                     2000            1999
Mutual Funds:
  Blackrock Large Cap Value Equity Portfolio                                        $ (9,678)      $ (55,807)
  Blackrock Intermediate Term Bond Portfolio                                          15,216         (25,014)
  Blackrock Mid-Cap Growth Equity Portfolio                                          (17,557)
  Blackrock Small Cap Value Equity Portfolio                                          22,668          (3,122)
  Janus Enterprise Fund                                                              (15,398)
  Janus Fund                                                                         (45,452)
  Janus Olympus                                                                      (11,673)
  Janus Worldwide                                                                     (6,236)
  Fidelity Advisor Growth Opportunities Fund                                        (609,387)       (122,800)
                                                                                   ---------       ---------

                                                                                    (677,497)       (206,743)
                                                                                   ---------       ---------

Common/Collective Funds:
  PNC Aggressive Profile Fund                                                        (48,258)         39,912
  PNC Balanced Profile Fund                                                          (78,390)        321,556
  PNC Moderate Profile Fund                                                            9,921         225,362
                                                                                   ---------       ---------

                                                                                    (116,727)        586,830
                                                                                   ---------       ---------
Other:
  PNC Investment Contract Fund                                                       100,971          96,652
  Owosso Stock Fund                                                                 (196,296)        (77,031)
                                                                                   ---------       ---------

Total (depreciation) appreciation in fair value of investments                     $(889,549)      $ 399,708
                                                                                   =========       =========

5.    INVESTMENT CONTRACT FUND

      The Plan holds guaranteed investment contracts and short-term investments in an Investment Contract Fund. Plan management has determined the guaranteed investment contracts to have fully benefit responsive features, and thus have reported them at contract value, as reported to the Plan by the Trustee. As of December 31, 2000 and 1999, the contract value represents cost plus accrued interest, which approximates fair value. The rates of return of these investment contracts in the fund range from 5.05% to 7.80%. The short-term investments in this fund are valued at cost which approximates fair value.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and not be subject to forfeiture in whole or in part.

7.    TAX STATUS

      The Internal Revenue Service ("IRS") determined and informed the Plan sponsor by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the latest IRS determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2000 and 1999 were $0.

9.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $8,155 for the year ended December 31, 2000.

10.   SALE OF DURA-BOND BEARING COMPANY

      In 2000, the Company sold Dura-Bond Bearing Company, a subsidiary that participated in the Plan. Account balances for participants of this subsidiary under Plan assets totaled $977,834 as of December 31, 2000. Participants of the Plan who were employed by the subsidiary as of the date of sale were granted 100% vesting in the employee matching and supplemental contributions.

11.   ACQUISITION OF ASTRO AIR, INC.

      In 1998, the Company purchased Astro Air, Inc. and allowed this subsidiary to participate in the Plan. Account balances of the participants of this subsidiary totaled $389,917. Substantially all of the account balances for these participants were transferred into the Plan in July of 1999. This transfer is included in the statement of changes in net assets available for benefits as "Transfers from other plans."

12.   SUBSEQUENT EVENT

      In 2001, the Company sold Sooner Trailer Company, a subsidiary that participated in the Plan. Account balances for participants of this subsidiary totaled $2,221,486 at the date of the sale. Substantially all of the account balances for these participants were transferred to a benefit plan sponsored by the acquiring entity. Participants of the Plan who were employed by the subsidiary as of the date of sale were granted 100% vesting in the employee matching and supplemental contributions. Additionally, the 3% Company contribution of $176,293, included under "Contributions receivable - Employer" in the Plan's financial statements as of December 31, 2000, was assumed by the acquiring entity in 2001.

                                     ******

OWOSSO CORPORATION 401(K) SAVINGS PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

Identity                                                                                               Fair
of Issue          Description of Investment                                       Cost                 Value

                  Mutual Funds:
PNC *               Blackrock Mid-Cap Growth Equity Portfolio                  $    57,005         $    39,461
PNC *               Blackrock Small Cap Value Equity Portfolio                     186,008             202,603
PNC *               Blackrock Intermediate Term Bond Portfolio                     349,521             351,234
Janus               Janus Enterprise Fund                                           72,201              56,803
Janus               Janus Fund                                                     208,690             163,294
Janus               Janus Olympus                                                   65,175              53,503
Janus               Janus Worldwide                                                 32,317              26,093
Fidelity            Fidelity Advisor Growth Opportunities Fund                   2,459,695           1,971,957
                                                                               -----------         -----------
                                                                                 3,430,612           2,864,948
                                                                               -----------         -----------
                  Common/Collective Funds:
PNC *               PNC Balanced Profile Fund                                    1,743,411           2,187,011
PNC *               PNC Moderate Profile Fund                                    1,675,706           2,102,264
PNC *               PNC Aggressive Profile Fund                                    384,238             371,044
                                                                               -----------         -----------
                                                                                 3,803,355           4,660,319
                                                                               -----------         -----------

                  Other:
PNC *               PNC Investment Contract Fund
                      (rates ranging from 5.05% to 7.80%,
                      maturity dates from 1/01 to 11/04)                         1,385,882           1,567,159
PNC *               Participant Loans (rates ranging
                    from 9.5% to 14.8%)                                            525,946             525,946
Owosso
Corporation*        Owosso Stock Fund                                              367,716             106,192
                                                                               -----------         -----------
                  TOTAL INVESTMENTS                                            $ 9,513,511         $ 9,724,564
                                                                               ===========         ===========

                  *  Party-in-interest to the Plan

                                      -10-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          OWOSSO CORPORATION 401(k) SAVINGS PLAN

                          By:  OWOSSO CORPORATION, Plan Administrator


                          By:  /s/  George B. Lemmon, Jr.
                             -----------------------------------------
                               President, Chief Executive Officer and
                               Director




Date:  June 19, 2001

                                Index to Exhibits



Exhibit Number                      Description
--------------                      -----------
23                                  Consent of Deloitte & Touche LLP